FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2011
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA completes placement of Ps. 7,100 million in bonds to finance two social infrastructure projects

Mexico City, September 29, 2011—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announces the completion of placement of bonds (Certificados Bursátiles) in the Mexican market.

On September 28, 2011, two ICA subsidiaries in ICA’s Concessions segment, successfully placed Ps. 7,100 million in bonds in two series: a peso-denominated tranche for Ps. 5,323 million with a fixed rate of 10.1% per year, and a UDI-denominated tranche for Ps. 1,777 million with a real interest rate of 5.65%; both have a term of 20.8 years. The bonds will begin paying principal and interest on a quarterly basis starting July 30, 2013, and in accordance with their amortization schedule. The bonds will be issued on September 30, 2011.

The proceeds will be used for the investments required to meet the contractual obligations with the Ministry of Public Security in the respective long-term Services Provider Contract (SPC) agreements, including the construction and operations start-up of the projects.

The bonds have not been and will not be registered under the U.S. Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release is for informative purposes only and is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx/ir.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.com.mx Iga Wolska iga.wolska@ica.com.mx relacion.inversionistas@ica.com.mx (5255) 5272 9991 ext.3692	Victor Bravo, CFO victor.bravo@ica.com.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2011
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer